Exhibit 1.1

31 October 2002

Wolseley plc ("the Company")

Application has been made to the Financial Services Authority and the London Stock Exchange Plc for a total of 5,000,000 Ordinary shares of 25p each ("shares") to be admitted to the Official List.

It is expected that admission will be granted on 4 November 2002 and trading will commence on 5 November 2002

These shares are being reserved under a block listing and will be issued pursuant to the following schemes:

Schemes	Shares
Wolseley 1984 Executive Share Option Scheme	90,000
Wolseley 1989 Executive Share Option Scheme	2,000,000
Wolseley UK Sharesave Scheme	900,000
Wolseley Employee International Stock Appreciation Plan	1,400,000
Employee Share Purchase Plan 2001 (US)	500,000
Wolseley Irish Sharesave Scheme 2000	110,000

When issued these shares will rank pari passu with the existing Ordinary shares.